Law Office of Gary A. Agron

5445 DTC Parkway, Suite 520

Englewood, Colorado 80111

July 25, 2005

Securities and Exchange Commission

Judiciary Plaza

100 F Street N. E.

Washington, D.C. 20549

Attn: Jeffery Reidler, Assistant Director

RE:

JMG Exploration, Inc.

File Number 333-120082

Dear Mr. Reidler:

On behalf of JMG Exploration, Inc. (the "Company" or “JMG”) and in response to the Staff's letter to us dated June 28, 2005, we are forwarding for filing concurrently herewith Amendment Number 3 to our Registration Statement on Form SB-2. The numbering below corresponds to the numbering in the Staff’s letter to us and we have preceded each response with the text of the question or comment made in the Staff's letter.

Management’s Discussion and Analysis or Plan of Operations, page 14

Contractual Obligations and Commitments, pages 19-20

1.  Please revise your contractual obligation disclosure to include a discussion of the Exploration and Development agreement discussed on page F-15 of the notes to the financial statements.

We have revised the disclosure in the business section to indicated that this agreement with Fellows Energy has been modified and the minimum financial commitment eliminated.  Accordingly, there is no mention of this agreement with Fellows Energy in the contractual obligations section.

Underwriting, page 45

2.  We note your response to comment 12 and your statement that you have revised your disclosure as set forth in your response letter to us. It does not appear you have provided this disclosure in your filing. Please explain or revise your disclosure accordingly.

We have revised the discussion to indicate that we intend to distribute to the JED stockholders who reside in states in which we have filed blue sky applications, a letter from JMG and an indication of interest form to be completed by the JED shareholder if he or she has an interest in purchasing JMG units.  We have included the letter as an exhibit to the Registration Statement filed herewith.

Based upon receipt of indication of interest forms, immediately following effectiveness, our underwriter will contact the JED shareholders who have expressed an interest in purchasing JMG units (just as they contact their own customers and their syndicate members).  Those interested in purchasing units will be sent a final prospectus and a confirmation.  There will be no specific amount of time set aside for the JED shareholders to decide on purchasing units.  They will be treated the same way as the underwriter’s clients and syndicate members.  As with any firm commitment offering, the offering will close at T plus three days following effectiveness.  Accordingly, there will no updated disclosure regarding the number of shares purchased by the JED shareholders.

 Notes to Financial Statements

7. Related Party Transactions, page F-l4

3.  It appears that your discussion of unpaid related party payables does not agree to the balance sheet. As such, please revise your disclosure to ensure that all material related party transactions are discussed.

Please note that the unpaid charges to JED for administrative services of $129,838 and for drilling and other costs of $247,017 as of December 31, 2004 total $376,855 and are identified as Due to related parties on the balance sheet.

Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with us.

Very truly yours,
/s/ Gary A. Agron
Gary A. Agron

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